                                            This filing is made pursuant
                                            to Rule 424(b)(3) under
                                            the Securities Act of
                                            1933 in connection with
                                            Registration No. 333-52496

                                 ENDOCARE, INC.

                                1,942,260 SHARES
                                  COMMON STOCK

                            ------------------------

     This Prospectus relates to the public offering, which is not being underwritten, of 1,942,260 shares of our common stock and warrants to buy shares of common stock listed in the Selling Stockholders table on page 9. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ENDO." On January 8, 2001, the last reported closing bid price of our common stock on the Nasdaq National Market was $11.75 per share. The selling stockholders may offer their shares of common stock from time to time, in the open market, on The Nasdaq National Market, in privately negotiated transactions, a combination of such methods or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell such securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution." We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus. The selling stockholders will pay any brokerage commissions and discounts attributable to the sale of the shares.

                            ------------------------

     INVESTING IN OUR STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                            ------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 9, 2001.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:

Washington, D.C.                   New York, New York                 Chicago, Illinois
450 Fifth Street, N.W.             7 World Trade Center               500 West Madison Street
Room 1024                          Suite 1300                         Suite 1400
Washington, D.C. 20549             New York, NY 10048                 Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at: 1-800-SEC-0330.

     Our filings are also available at the SEC's website at http://www.sec.gov.

     We filed with the SEC a registration statement on Form S-3 that contains exhibits and other information regarding Endocare and the common stock offered by this prospectus. Pursuant to SEC rules, this prospectus, which forms a part of the registration statement, does not contain all the information in the registration statement. You may obtain a copy of the registration statement and all exhibits to it as described above.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     (2) Our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000;

     (3) Our Current Reports on Form 8-K filed on May 15, 2000 and December 15, 2000;

     (4) The description of our common stock contained in a registration statement on Form 10-SB/A Amendment No. 2, filed with the Commission on January 5, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at: Endocare, Inc., 7 Studebaker, Irvine, California 92618, telephone number (949) 595-4770.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to it. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ significantly from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                    ENDOCARE

     Endocare is a fully-integrated medical device company that develops, manufactures and markets cryosurgical and stent technologies for applications in oncology and urology. We have initially concentrated on developing devices for the treatment of the two most common diseases of the prostate -- prostate cancer and benign prostate hyperplasia. We are also developing our cryosurgical technologies for treating tumors in other organs, including the kidney, lung, breast and liver.

     Our common stock is listed for quotation on the Nasdaq National Market under the symbol "ENDO." Our principal executive offices are located at 7 Studebaker, Irvine, California 92618, and our telephone number is (949) 595-4770.

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. Our business, financial condition, results of operations and stock price could be significantly and negatively affected by any of the following risks.

WE HAVE A LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE LOSSES

     Since our inception, we have engaged primarily in research and development and have minimal experience in manufacturing, marketing and selling our products in commercial quantities.

     We have incurred annual operating losses since inception. For the fiscal years ended December 31, 1997, 1998 and 1999 and the nine month period ended September 30, 2000, we had net losses of approximately $4.0 million, $4.9 million, $9.3 million and $9.2 million, respectively. As of September 30, 2000, our accumulated deficit was approximately $29 million. We may not be able to successfully develop or commercialize our current or future products, achieve significant revenues from sales or procedures or achieve or sustain profitability. We expect to continue to incur operating losses because our products will require substantial expenditures relating to, among other matters, development, clinical testing, regulatory compliance, manufacturing and marketing.

OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD LIMIT OUR FUTURE REVENUE

     Certain of our products, including our Cryocare System, are in the early stages of market introduction. Our products may not be accepted by potential customers. We believe that recommendations and endorsements of physicians and patients and sufficient reimbursement by health care payers will be essential for market acceptance of our Cryocare System and other products, and these recommendations and endorsements may not be obtained and sufficient reimbursement may not be forthcoming. Cryosurgery has existed for many years, but has not been widely accepted due to concerns regarding safety and efficacy of first generation technologies, limited reimbursement by third party payers and widespread use of alternative therapies. Our ability to successfully market our Cryocare System is dependent upon acceptance of cryosurgical procedures in the United States and certain international markets. Any future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryosurgery, whether from our products or the products of our competitors, could adversely affect acceptance of cryosurgery. Emerging new technologies and procedures to treat cancer, prostate enlargement and other prostate disorders also may negatively affect the market acceptance of cryosurgery. Our Cryocare System and our other products may not gain any significant degree of market acceptance among physicians, patients and health care payers. If our products do not achieve market acceptance, our future revenue will be limited.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING OR MARKETING OUR PRODUCTS

     Our growth depends in large part on continued ability to successfully develop and commercialize our current products under development or any new products. Several of our products are in varying stages of development. Our stents are in pre-clinical studies or clinical trials and have not been approved for marketing in the United States. We also are developing enhancements to our Cryocare System. We may experience difficulties that could delay or prevent the successful development and commercialization of our current products under development or any new products. Our products in development may not prove safe and effective in clinical trials. Clinical trials may identify significant technical or other obstacles that must be overcome prior to obtaining necessary regulatory or reimbursement approvals. Our failure to successfully develop and commercialize new products or to achieve significant market acceptance would have a significant negative effect on our financial condition.

THERE IS UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT WHICH IS CRITICAL TO MARKET ACCEPTANCE OF OUR PRODUCTS

     In the United States, health care providers, such as hospitals and physicians, that purchase our products generally rely on third party payers, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving our products. While certain private health insurance companies pay for the procedures in which our products are used in certain areas of the United States, private insurance reimbursement may not be adopted nationally or by additional insurers. Reimbursement levels from Medicare or private insurers may not be sufficient to induce physicians to perform, and patients to elect, procedures utilizing our products. Further, we anticipate that, under the prospective payment system used by private health care payers, the cost of our products will be incorporated into the overall cost of the procedures in which they are used and that there will be no separate, additional reimbursement for our products. This also may discourage the use of our products. Furthermore, we could be negatively affected by changes in reimbursement policies of government or private health care payers, particularly to the extent any such changes affect reimbursement for procedures in which our products are used. Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from health care payers for procedures involving our products could have a significant negative effect on our financial condition.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE

     We have limited sales and marketing experience and if we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products. We have limited experience marketing and selling our products, and do not have experience marketing and selling our products in commercial quantities.

     We derive the majority of our revenues from the sales of Cryocare Systems and expect that sales of Cryocare Systems will continue to constitute the majority of sales for the foreseeable future. Any factor negatively impacting the sales or usage of Cryocare Systems would have a significant effect on our business.

     In the United States, we market and distribute the Cryocare Systems through our own sales and marketing efforts. Therefore, the effective commercialization of the Cryocare Systems depends on our sales and marketing capabilities. We will need to continue to develop our sales and marketing capabilities and expand our direct sales force in order to effectively commercialize our products, including the Cryocare Systems. Establishing marketing and sales capabilities sufficient to support sales in commercial quantities requires significant resources. In addition, we may not be able to obtain successful results from our future sales and marketing efforts or recruit and retain the sales personnel necessary to expand such efforts.

     Internationally, we market and distribute the Cryocare Systems through third party distribution channels. We believe that, to become and remain competitive, we will need to continue to develop such third party international distribution channels. By entering into such third-party marketing and distribution arrangements, our percentage share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. We may not be able to continue to develop and maintain such third-party distribution channels to increase our international sales and revenues.

WE ARE DEPENDENT ON ADEQUATE PROTECTION OF OUR PATENT AND PROPRIETARY RIGHTS

     We may not be able to obtain effective patents to protect our technologies from use by other companies with competitive products, and patents of other companies could prevent us from developing or marketing our products. Our success will depend, to a significant degree, on our ability to secure and protect intellectual property rights relating to our technology. While we believe that the protection of patents or licenses is important to our business, we also rely on trade secrets, know-how and continuing technological innovation to maintain our competitive position. We cannot ensure that (1) we were the first to invent the technologies covered by our patents or pending patent applications, (2) we were the first to file patent applications for these inventions, (3) any of our pending patent applications will result in issued patents, (4) others will not independently develop similar or alternative technologies or duplicate any of our technologies, (5) our patents will provide a basis for commercially viable products or will provide us with any competitive advantages, and (6) our processes or products do not or will not infringe patents or proprietary rights of others.

     We initiated patent infringement lawsuits in the U.S. District Court for the Central District of California against two competitors. Both complaints sought damages and injunctive relief to prevent these competitors from marketing cryosurgical systems and components incorporating our patented combination of cryo-cooling, ultrasound and temperature monitoring technology. We settled one of the lawsuits in December 2000, which resulted in a settlement agreement under which our competitor stipulated that our patent combining cryo-cooling, ultrasound and temperature monitoring technology is valid and enforceable and also resulted in certain cross-licensing agreements under which each company may utilize certain of the other company's patented technologies. In the other lawsuit, the competitor has asserted counterclaims alleging that our cryosurgical system infringes on its proprietary rights. This lawsuit and any other litigation necessary to protect our patent position could be costly, and it is possible that we will not have sufficient resources to fully pursue this litigation or to protect our other patent rights. If we are unsuccessful in the lawsuit, our competitors may be able to use certain of our cryosurgical systems technology. This outcome, or any adverse outcome in litigation relating to the validity of our patents, or any other failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition.

     In addition, from time to time, we have received correspondence alleging infringement of proprietary rights of third parties. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We try to preserve the confidentiality of our technology by entering into confidentiality agreements with our employees, consultants, customers, and key vendors and by other means. These measures may not, however, prevent the unauthorized disclosure or use of such technology.

WE ARE FACED WITH INTENSE COMPETITION AND RAPID TECHNOLOGICAL AND INDUSTRY
CHANGE

     We are faced with intense competition and rapid technological and industry change and, if our competitors' existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated. The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market products that are superior to our products. We face intense competition from other surgical device manufacturers, as well as, in some cases, from pharmaceutical companies. Many of our competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than us. We believe there will be intense price competition for products developed in our markets. Our competitors may develop or market technologies and products, including drug-based treatments, that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may succeed in obtaining regulatory approval, and introducing or commercializing products before we do. Such developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner. The medical device industry generally, and the urological disease treatment market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. Our products may be rendered obsolete as a result of future innovations.

WE MAY NEED ADDITIONAL LONG TERM FINANCING

     If we undertake or accelerate significant research and development projects for new products or pursue corporate acquisitions, we may require additional outside financing. Such additional funds may be raised through the sale of our equity securities or the incurrence of additional debt or through collaborative arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could have a significant negative effect on our business, operating results, financial condition and prospects.

WE HAVE LIMITED MANUFACTURING EXPERIENCE

     We have limited experience in producing our products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Our failure to overcome these manufacturing problems could negatively impact our business and financial condition. We use internal manufacturing capacity in our manufacturing efforts. Certain of our purchased components and processes are currently available from or performed by a single vendor. Any supply interruption from a single source vendor would have a significant negative effect on our ability to manufacture our products until a new source of supply is qualified and, as a result, could have a significant negative effect on our business and financial condition. Further, the ability of third party manufacturing sources to deliver components will affect our ability to commercialize our products, and our dependence on third party sources may have a negative effect on our profit margins. Our success will depend in part upon our ability to manufacture our products in compliance with the FDA's Good Manufacturing Practices regulations and other regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Failure to increase production volumes in a timely or cost-effective manner or to maintain compliance with the FDA's Good Manufacturing Practices or other regulatory requirements could have a significant negative effect on our financial condition.

WE ARE DEPENDENT ON KEY PERSONNEL

     Failure to attract and retain skilled personnel could hinder our research and development and sales and marketing efforts and our ability to obtain financing. Our future success depends to a significant degree upon the continued services of key technical and senior management personnel, including Paul W. Mikus, our Chief Executive Officer. None of these individuals is bound by an employment agreement or covered by an insurance policy of which we are the beneficiary. Our future success also depends on our continuing ability to attract, retain and motivate highly qualified managerial, technical and sales personnel. The inability to retain or attract qualified personnel could have a significant negative effect upon our research and development and sales and marketing efforts and our ability to obtain financing and thereby materially harm our business and financial condition.

GOVERNMENT REGULATION CAN HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS

     Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority under the federal Food, Drug and Cosmetic Act and the Public Health Service Act to regulate the distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions which vary from country to country. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. We may not be able to obtain necessary approvals for clinical testing or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any such position by the FDA, or change of position by the FDA, may adversely impact our business and financial condition. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed. In addition, to obtain such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. We may not be able to obtain regulatory approvals for our products on a timely basis, or at all, and delays in receipt of or failure to receive such approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a significant negative effect on our financial condition. In addition, the health care industry in the United States is generally subject to fundamental change due to regulatory, as well as political, influences. We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include controls on health care spending through limitations on the growth of private purchasing groups and price controls. We cannot predict what impact the adoption of any federal or state health care reform measures may have on our business.

WE MAY BE NEGATIVELY IMPACTED BY PRODUCT LIABILITY AND PRODUCT RECALL

     The manufacture and sale of medical products entails significant risk of product liability claims or product recalls. Our existing insurance coverage limits may not be adequate to protect us from any liabilities we might incur in connection with the clinical trials or sales of our products. We may require increased product liability coverage as our products are commercialized. Insurance is expensive and may not be available on acceptable terms, or at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage, or a recall of our products, could have a significant negative effect on our business and financial condition.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR FUTURE OPERATING RESULTS

     If our revenue declines in a quarter from the revenue in the previous quarter, our earnings will likely decline because many of our expenses are relatively fixed. In particular, research and development, sales and marketing and general and administrative expenses are not affected directly by variations in revenue. In some future quarter or quarters, due to a decrease in revenue or for some other reason, our operating results likely will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly.

OUR BUSINESS IS EXPOSED TO RISKS RELATED TO ACQUISITIONS AND MERGERS

     As part of our strategy to commercialize our products, we may acquire one or more businesses, such as a related company that would use our products in clinical applications. In June 1999, we consummated a business combination with Advanced Medical Procedures, LLC, a regional mobile cryosurgery service company that provides our cryosurgical equipment for the treatment of prostate and liver cancer on a procedural basis. We may not be able to effectively integrate our business with any other business we may acquire or merge with or effectively utilize the business acquired to develop and market our products. The failure to integrate an acquired company or acquired assets into our operations may cause a drain on our financial and managerial resources, and thereby have a significant negative effect on our business and financial results.

OUR COMMON STOCK HAS A LIMITED MARKET AND TRADING HISTORY

     If we fail to satisfy the continued listing requirements of the Nasdaq National Market or Nasdaq SmallCap Market, our stock could become subject to the SEC's Penny Stock Rules, making the stock difficult to sell. Our common stock began trading on the Nasdaq SmallCap Market on February 28, 1997 and has a limited trading history. Our common stock was recently listed and is currently traded on the Nasdaq National Market. If we are unable to maintain the standards for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market, the ability of our investors to resell their shares may be limited. In addition, our securities may be subjected to "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell or make a market in such securities. This could affect the ability or willingness of broker-dealers to sell or make a market in our securities and the ability of holders of our securities to sell their securities in the secondary market.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY

     Our stock price may fluctuate significantly, making it difficult to resell shares when an investor wants to at prices they find attractive. The market prices for securities of emerging companies have historically been highly volatile. Future announcements concerning us or our competitors could cause such volatility including: our operating results, technological innovations or new commercial products, corporate collaborations, government regulation, developments concerning proprietary rights, litigation or public concern as to the safety of our products, investor perception of us and our industry, and general economic and market conditions. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small-capitalization, high technology companies in particular, which are often unrelated to the operating performance of these companies.

THE FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE

     Future sales of our common stock (including shares issued upon the exercise of outstanding options and warrants and the conversion of convertible debentures) could have a significant negative effect on the market price of our common stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we would deem appropriate.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER MAY HAVE A POSSIBLE NEGATIVE EFFECT ON OUR STOCK PRICE

     Certain provisions of our Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. In March 1999, our board of directors adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. These provisions may make it more difficult for stockholders to take certain corporate actions and may have the effect of delaying or preventing a change in control. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

                                USE OF PROCEEDS

     The shares of common stock offered by this prospectus will be sold by the selling stockholders and, accordingly, Endocare will not receive any of the proceeds from the sale of the shares.

                              SELLING STOCKHOLDERS

     The shares of common stock set forth in the table below include shares that may be acquired by the selling stockholders upon exercise of warrants to purchase common stock. Except as indicated in the footnotes, none of the selling stockholders has had a material relationship with Endocare within the past three years other than as a result of the ownership of securities of Endocare. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

                                               SHARES OF       PERCENT OF
                                              COMMON STOCK    COMMON STOCK      SHARES OF
                                              BENEFICIALLY    BENEFICIALLY       COMMON
                                              OWNED PRIOR     OWNED PRIOR     STOCK OFFERED
              NAME OF SELLING                   TO THIS         TO THIS          IN THIS
                STOCKHOLDER                    OFFERING**      OFFERING**       OFFERING
              ---------------                 ------------    ------------    -------------
SAFECO 401(k) Savings Plan(1)                  1,505,745          9.94%           106,200
SAFECO Common Stock Trust(1)                   1,505,745          9.94%           833,625
SAFECO Resource Series Trust(1)                1,505,745          9.94%           448,920
Narragansett I, L.P.(2)                           43,875             *             43,875
Narragansett Offshore, Ltd.(3)                    68,625             *             68,625
SDS Merchant Fund, L.P.(4)                       197,875          1.32%           196,875
Technology Funding Medical Partners I,           809,857          5.39%            30,000
  L.P.(5)
Technology Funding Venture Partners IV, an       809,857          5.39%             3,750
  Aggressive Growth Fund, LP(5)
Douglas Chinn, MD(6)                              69,455             *             30,000
CIBC World Markets Corp.(7)                       50,000             *             50,000
Pequot Capital Management(8)                      50,000             *             50,000
Thomas McNamara/George Mednik(9)                  52,000             *             50,000
Mahlon Chinn(10)                                  20,000             *             20,000
Transamerica Business Credit Corporation(11)      10,390             *             10,390
                                                                                ---------
          TOTAL:                                                                1,942,260
                                                                                =========

---------------
*     Less than 1%.

** As of January 8, 2001, based on stockholders' representations regarding their shares.

 (1)The 1,505,745 share figure in the table consists of: 94,400 shares of common stock held by SAFECO 401(k) Savings Plan, 834,600 shares of common stock held by SAFECO Common Stock Trust, 422,440 shares of common stock held by SAFECO Resource Series Trust, and 11,800 shares, 92,625 shares and 49,880 shares which may be acquired by SAFECO 401(k) Savings Plan, SAFECO Common Stock Trust and SAFECO Resource Series Trust, respectively, pursuant to the exercise of warrants. The warrants were issued by Endocare in November 2000 and are exercisable for five years from the date of issue at a price of $13.9125 per share.

 (2)The 43,875 share figure in the table includes 4,875 shares of common stock which may be acquired by Narragansett I, L.P. at an exercise price of $13.9125 per share pursuant to a warrant issued in November 2000. The warrant is exercisable for five years from the date of issue.

 (3)The 68,625 share figure in the table includes 7,625 shares of common stock which may be acquired by Narragansett Offshore, Ltd. at an exercise price of $13.9125 per share pursuant to a warrant issued in November 2000. The warrant is exercisable for five years from the date of issue.

 (4) The 197,875 share figure in the table includes 21,875 shares of common stock which may be acquired by SDS Merchant Fund, LP at an exercise price of $13.9125 per share pursuant to a warrant issued in November 2000. The warrant is exercisable for five years from the date of issue.

 (5) The 809,857 share figure in the table consists of the total number of shares and options owned by the following entities combined: Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, an Aggressive Growth Fund, L.P., and Technology Funding Medical Partners I, L.P. (collectively the "Funds"). Peter F. Bernardoni, a member of the Board of Directors of Endocare, is an officer of Technology Funding, Inc. and a partner of Technology Funding, Ltd., each a general partner of the Funds. Mr. Bernardoni disclaims beneficial ownership of the shares owned by the Funds except to the extent of his pecuniary interest therein.

 (6) The 69,455 share figure in the table consists of the total number of shares, options and warrants owned by Douglas Chinn, MD. Dr. Chinn may acquire shares under a warrant issued in February 1997 and a second warrant issued in January 2000 by Endocare. The warrants were issued to Dr. Chinn in connection with the licensing of patents to Endocare by Dr. Chinn. The February 1997 warrant originally covered 25,000 shares of common stock of which 5,000 shares were exercised in July 1999. 10,000 shares were exercised in September 1999 and 10,000 shares remain. The February 1997 warrant is exercisable for five years from the date of issue at a price of $4.375 per share. The January 2000 warrant covers 20,000 shares of common stock and is exercisable for five years from the date of issue at a price of $9.00 per share.

 (7) CIBC World Markets Corp. ("CIBC") may acquire the shares under a warrant issued in June 1999 by Endocare in connection with financial advisory services provided to Endocare by CIBC. The warrant covers 50,000 shares of common stock and is exercisable for five years from the date of issue at a price of $4.41 per share.

 (8) Pequot Capital Management ("Pequot") may acquire the shares under a warrant granted in July 1999 by Endocare in connection with business advisory services provided to Endocare by Pequot. The warrant covers 50,000 shares of common stock and is exercisable until June 30, 2001 at a price of $5.125 per share.

 (9) The 52,000 share figure in the table consists of 2,000 shares of common stock owned by Thomas McNamara and a warrant issued to Thomas McNamara/George Mednick in October 1999 by Endocare in connection with the licensing of a patent to Endocare by Dr. McNamara and Dr. Mednik. The warrant covers 50,000 shares of common stock and is exercisable for four years from the date of issue at a price of $5.125 per share.

(10) Mahlon Chinn may acquire the shares under a warrant issued in January 2000 by Endocare in connection with the licensing of a patent to Endocare by Dr. Chinn. The warrant covers 20,000 shares of common stock and is exercisable for five years from the date of issue at a price of $9.00 per share.

(11) Transamerica Business Credit Corporation ("TBCC") may acquire the shares under a warrant issued in April 2000 by Endocare in connection with an increase to Endocare's credit facility line with TBCC. The warrant covers 10,390 shares of common stock and is exercisable for five years from the date of issue at a price of $15.40 per share.

                    DESCRIPTION OF ENDOCARE'S CAPITAL STOCK

     The following summary is a description of certain provisions of Endocare's Certificate of Incorporation, as amended and restated. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation.

     Endocare's authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 1,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of January 8, 2001, there were 14,992,693 shares of common stock issued and outstanding.

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights applicable to the common stock.

     Subject to the preferences or other rights applicable to shares of preferred stock that may be issued from time to time, holders of shares of common stock are entitled to participate ratably in dividends, if, when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation or dissolution of Endocare, to share ratably in all assets available for distribution to stockholders after payment of liabilities and preferred stock preferences, if any.

     The authorized but unissued shares of common stock are available for issuance without further action by Endocare's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the common stock may be listed. Shares of common stock are not redeemable and there are no sinking fund provisions.

PREFERRED STOCK

     Endocare's Certificate of Incorporation authorizes Endocare's Board of Directors, without any vote or action by the holders of common stock, to issue preferred stock from time to time in one or more series. The Board is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms and the other designations, preferences and relative, participating, optional and other special rights and such qualifications, limitations or restrictions of any series of preferred stock. The preferred stock would be subject to the applicable rules of The Nasdaq Stock Market, Inc. or other organizations on whose systems the stock of Endocare may then be quoted or listed. Depending upon the terms of the preferred stock established by the Board, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of Endocare. Issuance of any such shares with voting powers, or issuance of additional shares of common stock, would dilute the voting power of the outstanding common stock. As of January 8, 2001, Endocare had no outstanding shares of preferred stock.

PREEMPTIVE RIGHTS

     Investors who purchased shares of Endocare's common stock pursuant to a Common Stock Purchase Agreement dated November 22, 2000, by and among such investors and Endocare, have the right to purchase, subject to certain exceptions and restrictions, a pro rata portion of any new securities which Endocare may, from time to time, propose to sell and issue. Such right expires upon the first anniversary of the date on the cover of this prospectus. This preemptive right is described in greater detail in the Common Stock Purchase Agreement, which is filed as an exhibit to the Current Report on Form 8-K filed by Endocare with the SEC on December 15, 2000.

     No other holder of Endocare capital stock has preemptive rights to subscribe for or purchase any securities of Endocare, of any class or type.

ANTI-TAKEOVER PROVISIONS

     As discussed in the Risk Factors section of this Registration Statement, in March 1999, Endocare's Board of Directors adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. The plan is designed to guard against partial tender offers and other abusive and coercive tactics that may be used in an attempt to gain control of Endocare. The stockholder rights plan is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on June 3, 1999.

     In addition, certain provisions of Endocare's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the company.

TRANSFER AGENT

     Endocare's registrar and transfer agent for its common stock is U.S. Stock Transfer Corporation.

                              PLAN OF DISTRIBUTION

     Endocare is registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The term "selling stockholder" means the selling stockholder of the shares and includes donees, pledgees and successors in interest selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares will be borne by Endocare. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be paid by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The shares may be sold in one or more of the following methods: (i) ordinary brokers' transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;
(ii) transactions involving cross or block trades or otherwise on The Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus; (iv) "at the market" to or through market makers or into an existing market for the shares; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. These transactions may or may not involve brokers or dealers. The selling stockholders have advised Endocare that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In addition, from time to time, a selling stockholder may pledge its shares to broker-dealers or other financial institutions. Upon a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of this compensation. We know of no existing arrangements between any selling stockholder, or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. Endocare has agreed to indemnify certain selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling stockholders.

                                 LEGAL OPINION

     The validity of the shares offered hereby is passed upon for Endocare by Brobeck, Phleger & Harrison LLP, Irvine, California.

                                    EXPERTS

     The financial statements and schedule of Endocare as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                        -------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find Additional
  Information.........................    2
Forward-Looking Statements............    2
Endocare..............................    3
Risk Factors..........................    3
Use of Proceeds.......................    8
Selling Stockholders..................    9
Description of Endocare's Capital
  Stock...............................   11
Plan of Distribution..................   13
Legal Opinion.........................   14
Experts...............................   14

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                                 ENDOCARE, INC.
                                1,942,260 SHARES
                                OF COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                JANUARY 9, 2001
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